EXHIBIT 99.11

CONSENT OF EXPERT

March 31, 2010

Exeter Resource Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Exeter Resource Corporation

I, Justin Tolman, do hereby consent to the use of my name in the annual report on Form 40-F, and any amendments thereto, and the Annual Information Form of Exeter Resource Corporation (the “Company”) dated March 25, 2010, and to the inclusion by reference to the technical reports prepared by me (the “Reports”) and of extracts from or a summary of the Reports in written disclosure contained in the Company’s annual report on Form 40-F, and any amendments thereto, and Annual Information Form, or any other documents incorporated by reference therein.

I also hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s annual report on Form 40-F filed on March 31, 2010, and any amendments thereto.

By:	/s/ Justin Tolman
Justin Tolman